Exhibit 99.1

MMA.inc Acquisition of BJJLink Helps Fuel +40% YOY* Revenue Growth On The Platform As It

Targets 44,000 Gyms In An $18.6bn Martial Arts Industry in the US

FOR IMMEDIATE RELEASE

New York, NY – January 30, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry, is accelerating its customer growth strategy in readiness for the upcoming integration of BJJLink, a premier digital platform tailored for Brazilian Jiu Jitsu and martial arts academies, into MixedMartialArts.com.

We believe this strategic alignment creates the most advanced gym management, community engagement, and monetization ecosystem in combat sports, fueling subscription-based and transaction fee revenue growth for MMA.inc and unlocking new opportunities for gym owners, coaches, and athletes worldwide.

Revolutionizing the Martial Arts Ecosystem

This strategic integration marks a pivotal moment for the martial arts industry, bringing together best-in-class gym management software with the MMA community platform to create an interconnected ecosystem designed to:

Streamline academy operations – Advanced tools for payment processing, attendance tracking, and timetable optimization.

Empower coaches & athletes – Monetization features for content, training programs, and membership services.

Create revenue opportunities – Subscription-based growth and transaction revenue across the ecosystem.

Nick Langton, CEO of MMA.inc, emphasizes the significance of this transformation: “We’re excited to see rapid growth from BJJLink amongst the Jiu Jitsu community. With the upcoming integration into MixedMartialArts.com we will be able to deliver a fully connected, revenue-generating ecosystem for the martial arts community. By combining operational excellence with engagement tools we continue our mission to help gym owners run better businesses while giving coaches and athletes a platform to thrive.”

MMA.inc’s Growth Strategy: 2024–2026

The integration of BJJ Link aligns with MMA.inc’s aggressive growth roadmap, focusing on three key areas:

1. Utility & Efficiency

BJJ Link enhances academy profitability through advanced management tools, positioning MMA.inc as the premier operational partner for martial arts gyms worldwide.

2. Earnings & Monetization

Through Admin+ ($49/month) and Admin+ Black ($149/month) subscription tiers, academies, coaches, and athletes can monetize training programs, content, and services—turning expertise into sustainable income streams.

3. Community & Ecosystem Growth

MixedMartialArts.com evolves from a news and media platform into a digital powerhouse, integrating BJJLink’s white-label tools, real-time analytics, and scalable solutions to drive engagement and retention across the MMA and Jiu Jitsu landscapes.

4. Accelerating Subscription Revenue & Scaling the Business

This transition solidifies MMA.inc’s shift to a subscription-driven model, reducing reliance on traditional ad revenue and ensuring long-term, scalable growth.

By merging BJJLink’s operational excellence with MixedMartialArts.com’s potential reach, we believe MMA.inc is creating the most powerful digital ecosystem in combat sports—one that enables gyms, coaches, and athletes to grow, engage, and monetize like never before.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (MMA.inc) is revolutionizing the MMA industry by fostering increased participation and engagement across fans, athletes, coaches, and gym owners. The Company operates four core business units to unify and empower the global MMA community:

●	TrainAlta: A platform partnering with gyms and coaches to deliver consumer products that turn MMA fans into active participants.

●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.

●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.

●	BJJLink: A leading gym management platform tailored to jiu-jitsu academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, and 18,000 published gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

* Comparing combined monthly recurring revenue for BJJLink in December 2023 & January 2024 versus December 2024 & January 2025.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc

-3-